UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: August 23, 2016

CEMENTOS PACASMAYO S.A.A. ANNOUNCES ANNUAL DIVIDEND

Lima, Peru, August 23, 2016 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that the Company's Board of Directors in its session held on August 22, 2016 approved a cash dividend of S/ 0.285 per common and investment share, which represents a total of S/ 165,859,911.86 related to retained earnings as of December 31, 2014, in accordance with what was authorized at the Annual Shareholder’s Meeting held on March 26, 2016.

This dividend represents 23.81% of the Company’s retained earnings as of December 31, 2014 (and  31.07% of the retained earnings remaining after dividends paid during 2015). Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/ 1.425.

The dividend will be paid as follows:

COMMON SHARES: CPACASC1

Outstanding common shares: 531,461,479
Dividend per common share: S/ 0.285
Each ADS represents five common shares

INVESTMENT SHARES: CPACASI1
Outstanding Investment shares: 50,503,124
Dividend per common share: S/ 0.285

Ex-dividend Date: September 6, 2016
Record Date: September 9, 2016
Payment Date: November 15, 2016

For more information please visit www.cementospacasmayo.com.pe/investors/ or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO Claudia Bustamante, Head of IR Cementos Pacasmayo Investor Relations Tel: 511‐317‐6000 ext. 2165 E‐mail: cbustamante@cpsaa.com.pe	Hugh Collins MBS Value Partners Tel: (212) 223-4632 E‐mail: hugh.collins@mbsvalue.com

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 58 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

Note on Forward-Looking Statements

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.